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QUICK LAW GROUP PC

1035 PEARL STREET
SUITE 403
BOULDER, CO 80302

Phone: 720.259.3393

Facsimile: 303.845.7315

September 24, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	NEXGEL, Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of NEXGEL, Inc.. (the “Company”), we hereby confidentially submit, pursuant to the Securities Act of 1933, as amended, a draft Registration Statement on Form S-1 (the “Registration Statement”) for non-public review by the staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

The Company will publicly file its Registration Statement and non-public draft submissions with the Commission at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Please do not hesitate to contact the undersigned at (720) 259-3393 if you have any questions regarding thie confidential submission.

Very truly yours,
QUICK LAW GROUP, PC

/s/ Jeffrey M. Quick

Jeffrey M. Quick

cc:	Adam Levy, NEXGEL, Inc.

Adam Drapczuk, NEXGEL, Inc.

Matthew Bernstein, Esq., Ellenoff Grossman & Schole LLP